Louis Taubman (Admitted NY)
Email lou@lhttlaw.com

August 1, 2008

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn:    Edwin Kim

Re:	Jpak Group, Inc.
Registration Statement on Form S-1/A
Filed May 28, 2008
File No. 333-147264

Dear Mr. Kim:

This letter is provided in response to your letter dated June 12, 2008, regarding the above-referenced Registration Statement for our client, Jpak Group, Inc. (the “Company”).  Responses are set forth below the items noted by the staff in your letter.  Please note that for the convenience of the reader the words “we”, “us”, “our” and similar terms used in the responses below refer to our client, Jpak Group, Inc. and not our law firm.

The Share Exchange and Financing

1.
We have reviewed your response to our prior comment 3, noting you do not feel changes in the fair value of the warrants should be recognized as long as the contracts continue to be classified as equity as per EITF 00-19.  Please note that the guidance in EITF 00-19 relates to the changes in the fair value of instruments, not the accounting for modifications to instruments.  A modification of the terms or conditions of an equity award shall be treated as an exchange of the original award for a new award.  In substance, the entity repurchases the original instrument by issuing a new instrument of equal or greater value, incurring additional compensation cost for any incremental value.  The effects of a modification shall be measured in accordance with paragraph (51) of SFAS No. 123(R).  Please revise.

Response:

According to with paragraph (51) of SFAS No. 123(R), a modification of the terms or conditions of an equity award shall be treated as an exchange of the original award for a new award. In substance, the entity repurchases the original instrument by issuing a new instrument of equal or greater value, incurring additional compensation cost for any incremental value.

Incremental compensation cost shall be measured as the excess, if any, of the fair value of the modified award determined in accordance with the provisions of this Statement over the fair value of the original award immediately before its terms are modified, measured based on the share price and other pertinent factors at that date.

The fair value of the original award on December 28, 2007, immediately before its terms were modified, was $11,226,050.  The fair value of the updated award on December 28, 2007, was $11,619,300.  Therefore the incremental costs were $393,250.  This amount is also equal to the total of incremental value of Series A warrants and incremental value of Series B warrants.

The incremental costs were considered as part of the issuance costs for Series B Preferred Shares.

In connection with the exercise of the Series J Warrants, we extended the term of our Series A Warrants and Series B Warrants from four years to six years, so that such warrants shall now expire on August 9, 2013. The extension of the  term of the Series A and Series B Warrants (from four to six years) was a condition of the exercise of the Series J Warrants  and the subsequent issuance of the Series B Preferred stock (“the financing”),   As per SAB Topic 5.A, “specific incremental costs directly attributable to a proposed or actual offering of securities may properly be deferred and charged against the gross proceeds of the offering,” the incremental costs were considered as part of the issuance costs for Series B Preferred Shares (or part of the financing).   As such, we believe the change in term is directly linked to the cost of the December 28, 2007 financing and costs of this modification should be charged directly to equity as deduction of the fair value assigned to the shares issued.

The issuance costs were allocated between the Series B Convertible Shares and the investors warrants based on the costs of issuing each type of security on a standalone basis.

The allocation of issuance costs is as below:

Valuation	2007-12-28
Proceeds of Series B Preferred Shares	5,000,000
Value of Placement Agent Warrants	802,500
Incremental value of original Placement Agent Warrants	27,225
Net proceeds after deduction of value and incremental value of placement agent warrants	4,170,275
Series C Warrants	4,208,334
Series D Warrants	3,791,667
Incremental value of Series A Warrants	181,500
Incremental value of Series B Warrants	211,750
Total value of investor warrants and incremental value of investors warrants	8,393,251
Value of Series B Preferred Shares	13,333,333
Allocation of Warrants	1,611,029
Allocation of Series B Preferred Shares	2,559,246

Accordingly we revised Note 17 (Allocation of Proceeds from the Exercise of Series J Warrants) to disclose the equity components and our assumptions utilized for the calculation of warrants – please see Appendix B.

Consolidated Financial Information
Unaudited Pro Forma Condensed Balance Sheet, F-2

2.
We reviewed your response to our prior comment 6 noting the debt was not converted into the Series A Preferred Stock until August 9, 2007.  Reporting the convertible debt as outstanding at June 30, 2007 and showing the conversion of the Series A Convertible Preferred Stock at June 30, 2007 appears to be an inconsistent presentation.  If the Series A Convertible Preferred Stock is being presented as issued as a result of the conversion of the outstanding debt, then the debt by default would no longer be outstanding.  If the debt was not converted until August 9, 2007 and you consider this to be a liability at June 30, 2007 then the Series A Preferred Stock should not be presented as issued.  Please advise or revise.

Response:

Pursuant to your comment, we have revised the Unaudited Pro Forma Condensed Balance Sheet on page F-2 of revised S-1 and now show the debt as not converted and as a liability at June 30, 2007.

Unaudited Pro Forma Condensed Statement of Operations, F-3

3.
We reviewed your response to our prior comment 7 stating the weighted average shares outstanding have been revised to 23,005,000.  This appears to be inconsistent with the presentation of 43,100,000 weighted average shares outstanding on a combined basis at June 30, 2007.  In addition, please ensure the number of shares outstanding includes the 1,500,000 that remained outstanding to the holders of Rx Staffing.  Please advise or revise.

Response:

The weighted average shares outstanding have been revised to 23,005,000.  We have changed the presentation of 43,100,000 weighted average shares to 23,005,000 outstanding on a combined basis at June 30, 2007.

On August 9, 2007, we completed a reverse acquisition of Jpak Group, Inc. (“Jpak”).  Prior to the acquisition, Rx Staffing Inc. (“Rx Staffing”), was a public shell company, as that term is defined in Rule 12b-2 of the Exchange Act, established under the laws of Nevada on December 6, 2004.  To accomplish the share exchange we issued 23,005,000 shares of common stock on a one to one ratio for a 100% equity interest in JPAK. Per the terms of the Share Exchange and Bill of Sale of assets of Rx Staffing and Shaun Jones, Rx Staffing was delivered with zero assets and zero liabilities at time of closing. Following the reverse acquisition, we changed the name of Rx Staffing to Jpak Group, Inc. (“Jpak”).  The transaction was regarded as a reverse merger whereby JPAK was considered to be the accounting acquirer as its shareholders retained control of RX Staffing after the exchange.  Although the Company is the legal parent company, the share exchange was treated as a recapitalization of JPAK.  Thus, JPAK is the continuing entity for financial reporting purposes.  The Financial Statements have been prepared as if JPAK had always been the reporting company and then on the share exchange date, had changed its name and reorganized its capital stock.

Pursuant to SEC Manual Item 2.6.5.4 Reverse acquisitions, the Company believes the statement of stockholders’ equity should be revised to disclose the effect of the reverse merger on a retroactive basis. The SEC guidance requires  that “in a reverse acquisition the historical shareholder’s equity of the accounting acquirer prior to the merger is retroactively restated (a recapitalization) for the equivalent number of shares received in the merger after giving effect to any difference in par value of the registrant’s and the accounting acquirer’s stock by an offset in paid in capital.” Based on this statement, the Company believes the statement of stockholders’ equity should disclose the effects of the reverse merger by retroactively restating the 23,005,000 shares given to JPAK (accounting acquirer in the reverse merger with Rx Staffing). In addition, and per reverse acquisition guidance, 1,500,000 share of Rx Staffing that were outstanding at the time of merger should be shown as a recapitalization (or reorganization of its capital stock) on the share exchange date.

Jpak Group Inc. Audited Financial Statements for the Fiscal Year Ended June 30, 2007

Consolidated Statement of Stockholders’ Equity, F-9

4.
We have reviewed your response to our prior comment 19 which states that there is no comprehensive income for  fiscal year ended June 30, 2005 from foreign exchange rate adjustments because the exchange rate between the U.S. Dollar (USD) and the Chinese Renminbi (RMB) did not change from RMB1.0:USD$0.121.  Please note that under paragraph (13) of SFAS No. 52 a translation adjustment will result from converting the financial statements from your functional currency of RMB to the reporting currency of USD.  Because the exchange rate of RMB to USD is not a one for one exchange regardless of whether the rate changed during the reporting period, it appears that there would be a translation adjustment under SFAS No. 52 that should be reported in accumulated other comprehensive income.  Please revise.

Response:

Per our response to prior comment 19, from May 24, 2001, the date Qingdao was incorporated, to June 30, 2005, the exchange rate between USD and Chinese RMB did not change due to the Chinese government’s control on the foreign exchange rate; the exchange remained at RMB: USD= 1: 0.121. Per the guidance under paragraph (13) of SFAS No. 52 a translation adjustment will result from converting the financial statements from your functional currency of RMB to the reporting currency of USD.  Since the exchange rate was fixed (inception  to June 30, 2005) and all operations were only conducted in the local currency (RMB), there was no translation adjustment for this period.   On the balance sheet as of June 30, 2005, the exchange rate for assets and liability and that for Equity was the same. There is no comprehensive income from foreign exchange rate adjustments for the period ending June 30, 2005.  After these periods and beginning with the fiscal year ending June 30, 2006, the exchange rate of the RMB was no longer fixed to the USD and per the guidance under paragraph (13) of SFAS No. 52, a translation adjustment will result from converting the financial statements from our functional currency of RMB to the reporting currency of USD.  As a result, Qingdao had other comprehensive income from fiscal year 2006 and thereafter.

Prior to the reverse acquisition with RX Staffing (August 9, 2007), Qingdao Renmin was acquired in September 2006 via a private reverse merger by Jpak Group Co., Ltd. (“JPAK”) – a private holding company established under the laws of the Cayman Islands on June 22, 2006 - and Qingdao Renmin (and its historical financial statements) was the continuing entity for financial reporting purposes.

The transaction was regarded as a reverse merger whereby Qingdao Renmin was considered to be the accounting acquirer as its shareholders retained control of JPAK after the exchange.  Although the Company is the legal parent company, the share exchange was treated as a recapitalization of Qingdao Renmin.  Thus, Qingdao Renmin is the continuing entity for financial reporting purposes.  As such, there was no translation adjustment prior to the year ending June 30, 2006 due to the fixed exchange rate.

Jpak Group Inc. Unaudited Financial Statements for the period ended March 31, 2008

General

5.
Due to the number and significance of equity transactions related to he convertible debt, preferred stock and warrants, please revise to include a statement of stockholders equity for the interim period.

Response:

We have prepared a statement of stockholders equity for the interim period as below:

JPAK GROUP, INC.
CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY
FOR THE NINE MONTHS ENDED MARCH 31, 2008
	Common Stock		Series A Convertible Preferred Stock		Series B Convertible Preferred Stock		Allocation of Series A Preferred	Allocation of Series B Preferred		Placement Agent	Incremental Value of Original Placement	Additional Paid-in Capital	Statutory Reserve	Retained Earnings	Accumulated other Comprehensive Income	Total Stockholders’ Equity
	Shares	Par Value	Shares	Par Value	Shares	Par Value	Shares	Shares	Warrants	Warrants	Agent Warrants

Balance at June 30, 2007	23,005,000	$ 23,005	-	$ -	-	$ -	$ -	$ -	$ -	$ -	$ -	$ 5,676,259	$ 348,009	$1,896,256	$ 538,119	$ 8,481,648

Common stock issued in conjunction with RX staffing recapitalization	1,500,000	$1,500	-	$ -	-	$ -	$ -	$ -	$ -	$ -	$ -	$ (1,500)	$ -	$ -	$ -	$ -
Proceeds of Preferred Shares allocated on 9 Aug 2007	-	-	-	-	-	-	$3,529,388	-	$1,670,048	$ 300,564	-	($5,500,000)	-	-	-	-
Proceeds of Preferred Shares allocated on 28 Dec 2007	-	-	-	-	-	-	-	$ 2,559,246	$1,611,029	$ 802,500	$ 27,225	($5,000,000)	-	-	-	-
Series A Convertible Preferred Stock	-	-	5,608,564	$ 561	-	-	-	-	-	-	-			-	-	$ 561
Series B Convertible Preferred Stock	-	-	-	-	5,000,000	$ 500	-	-	-	-	-			-	-	$ 500
Capital contribution	-	-	-	-	-	-	-	-	-	-	-	$ 8,713,220	-	-	-	$ 8,713,220

Net income	-	-	-	-	-	-	-	-	-	-	-	-	-	$2,892,031	-	$ 2,892,031

Statutory reserve	-	-	-	-	-	-	-	-		-	-	-	-	-	-	-

Other comprehensive Income	-	-	-	-	-	-	-	-	-	-	-	-	-	-	$1,626,073	$ 1,626,073
Beneficial conversion feature related to issuance of Series A convertible Preferred Stock	-	-	-	-	-	-	-	-	-	-	-	$3,529,388	-	($3,529,388)	-	-
Beneficial conversion feature related to issuance of Series B convertible Preferred Stock	-	-	-	-	-	-	-	-	-	-	-	$2,559,246	-	($2,559,246)	-	-
Balance at March 31, 2008 (unaudited)	24,505,000	$ 24,505	5,608,564	$ 561	5,000,000	$ 500	$ 3,529,388	$ 2,559,246	$3,281,077	$1,103,064	$ 27,225	$9,976,613	$ 348,009	($1,300,347)	$2,164,192	$21,714,033

Consolidated Balance Sheet, F-23

6.
It appears that the amounts disclosed for common stock and additional paid-in capital at June 30, 2007 is inconsistent with those amounts presented in the audited financial statements for the period ended June 30, 2007.  Please clarify and revise.

Response:

The total number of shares outstanding should be 23,005,000 rather than 24,505,000 for the period ended June 30, 2007.  Accordingly, we revised those amounts in the reporting of audited financial statements for the period ended June 30, 2007 to be consistent with the amounts disclosed for common stock and additional paid-in capital presented on June 30, 2007.

7.
We have reviewed your response to our prior comment 9 noting that the shares are now shown as legally outstanding on the face of the balance sheet but are not to be included in calculating Basic EPS as the contingency has not been triggered.  Please revise your balance sheet to show the escrowed shares as outstanding.

Response:

On August 9, 2007, an aggregate of 7.2 million shares of common stock was placed into escrow.  These shares are part of the 23,005,000 shares newly issued pursuant to the Share Exchange that were already shown as outstanding on the balance sheet.

Notes to Consolidated Financial Statements

Note 6 – Deferred Financing Costs, F-29

8.
We have reviewed your response to our prior comments 12 and 13 noting you believe the 990,000 and 750,000 warrants issued to the placement agents are directly attributable to raising the capital for the Series A and B Convertible Preferred Stock and therefore have capitalized the warrants as assets at fair value.  Please tell us where you have capitalized these costs on your balance sheet and include the period over which you will amortize those costs.

Response:

We feel that we did not clearly explain our position in our prior response letter.

In connection with the exercise of the Series J Warrants, we extended the term of the warrants issed to the placement agent from four years to six years, so that such warrants shall now expire on August 9, 2013. The extension of the term of 990,000 and 750,000 warrants issued to the placement agent (from four to six years) was a condition of the exercise of the Series J Warrants  and the subsequent issuance of the Series B Preferred stock (“the financing”),   As per SAB Topic 5.A, “specific incremental costs directly attributable to a proposed or actual offering of securities may properly be deferred and charged against the gross proceeds of the offering,” the incremental costs were considered as part of the issuance costs for Series B Preferred Shares (or part of the financing).   As such, we believe the change in term is directly linked to the cost of the December 28, 2007 financing and costs of this modification should be charged directly to equity as deduction of the fair value assigned to the shares issued.

Accordingly, we believe the warrants issued to the placement agents are directly attributable to raising capital.  If we had not issued the warrants to the placement agent and later modified of their terms, we would have had to pay the same amount of cash as the fair value.  Therefore, we have deducted the fair value of the placement agent warrants from the proceeds of Preferred Shares.  Furthermore, we allocated the remaining proceeds between investors’ warrants and Preferred Shares on a relative fair value basis.

Valuation	2007-08-09	2007-12-28
Proceeds of Series A Preferred Shares	5,500,000
Proceeds of Series B Preferred Shares		5,000,000
Value of Placement Agent Warrants	300,564	802,500
Incremental value of original Placement Agent Warrants		27,225
Net proceeds after deduction of value and incremental value of placement agent warrants	5,199,436	4,170,275
Series A Warrants	1,212,200
Series B Warrants	772,750
Series J Warrants	1,836,667
Series C Warrants		4,208,334
Series D Warrants		3,791,667
Incremental value of Series A Warrants		181,500
Incremental value of Series B Warrants		211,750
Total value of investor warrants, incremental value of investors warrants and preferred shares	9,021,053	8,393,251
Value of Series A Preferred Shares	8,076,397
Value of Series B Preferred Shares		13,333,333
Allocation of Warrants	1,670,048	1,611,029
Allocation of Series A Preferred Shares	3,529,388
Allocation of Series B Preferred Shares		2,559,246

Accordingly, we revised our financial statements for the period ending September 30 and December 31, 2007 respectively and added Footnote 15 (please see Appendix A) and expanded Footnote 17 (please see Appendix B) to describe our treatment of the warrants and our allocation of proceeds.

9.
The disclosure that the 990,000 and 750,000 Placement Agent warrants will be recorded at fair value appears to be inconsistent with the presentation of the overall allocation of the proceeds of the August 9 and December 28, 2007 financing presented in your response to our prior comment 12.

Response:

We feel that we did not clearly explain our position in our prior response letter.

In connection with the exercise of the Series J Warrants, we extended the term of the warrants issued to the placement agent from four years to six years, so that such warrants shall now expire on August 9, 2013. The extension of the term of 990,000 and 750,000 warrants issued to the placement agent (from four to six years) was a condition of the exercise of the Series J Warrants  and the subsequent issuance of the Series B Preferred stock (“the financing”),   As per SAB Topic 5.A, “specific incremental costs directly attributable to a proposed or actual offering of securities may properly be deferred and charged against the gross proceeds of the offering.” The incremental costs were considered as part of the issuance costs for Series B Preferred Shares (or part of the financing).   As such, we believe the change in term is directly linked to the cost of the December 28, 2007 financing and costs of this modification should be charged directly to equity as deduction of the fair value assigned to share issued.

Accordingly, we believe the warrants issued to the placement agent are directly attributable to raising capital.  If we had not issued the warrants to the placement agent and later modification of their terms, we would have had to pay the same amount of cash as the fair value.  Therefore, we deducted the fair value of the placement agent warrants from the proceeds of Preferred Shares.  Furthermore, we allocated the remaining proceeds between investors’ warrants and Preferred Shares on a relative fair value basis.

Valuation	2007-08-09	2007-12-28
Proceeds of Series A Preferred Shares	5,500,000
Proceeds of Series B Preferred Shares		5,000,000
Value of Placement Agent Warrants	300,564	802,500
Incremental value of original Placement Agent Warrants		27,225
Net proceeds after deduction of value and incremental value of placement agent warrants	5,199,436	4,170,275
Series A Warrants	1,212,200
Series B Warrants	772,750
Series J Warrants	1,836,667
Series C Warrants		4,208,334
Series D Warrants		3,791,667
Incremental value of Series A Warrants		181,500
Incremental value of Series B Warrants		211,750
Total value of investor warrants, incremental value of investors warrants and preferred shares	9,021,053	8,393,251
Value of Series A Preferred Shares	8,076,397
Value of Series B Preferred Shares		13,333,333
Allocation of Warrants	1,670,048	1,611,029
Allocation of Series A Preferred Shares	3,529,388
Allocation of Series B Preferred Shares		2,559,246

Accordingly, we revised our financial statements for the period ending September 30 and December 31, 2007 respectively and added Footnote 15 (please see Appendix A) and expanded Footnote 17 (please see Appendix B) to describe our treatment of the warrants and our allocation of proceeds:

10.
The fair value of the 990,000 and 750,000 Placement Agent Warrants ($1,128,408) disclosed in the overall allocation of the proceeds of the August 9 and December 28, 2007 financing presented in your response to our prior comment 12 appears to be inconsistent with the fair value disclosed on F-10 of amendment once to the S-1 file on February 29, 2008.  Please clarify and revise.  In addition, please provide a detailed disclosure of all of the assumptions utilized to determine the fair value of the warrants.

Response:

After reviewing the assumptions we used to determine the fair value of the placement agent warrants on February 29, 2008, we decided to change some of our assumptions.

The key assumptions we utilized are:

•	Volatility is based on historical volatility from the beginning to period end. Volatility on and prior to August 9 are assumed to be the same as the volatility as of September 30.
•	Risk-free Rate of Return based on the rate of treasury note with the same expiry term.
•	Black-Scholes Call Value is calculated using the like of http://www.blobek.com/black-scholes.html

Estimating the expected volatility is both a science and an art.  According to Paragraph A21 of FAS123R, “historical experience is generally the starting point for developing expectations about the future”.  There is no information indicating that the future is reasonably expected to differ from the past.

We understand that our stock has a very limited trading history – less than one year, which is significantly shorter than the 6 year term of the warrants.  In order to compensate for this weakness, we utilized the daily price observations to estimate the volatility.  We evaluated other alternatives but they have their weaknesses too.  For example, a sector index volatility may be an alternative.  Nevertheless, Jpak is a medium size manufacturing company situated in China, which probably has different characteristics from any available index.  Therefore, we concluded that historical volatility is not a perfect indication of the expected volatility, but it may be a reasonably good estimate, considering there are no other better alternatives.

Agent Warrants		2007-08-09	2007-12-28	2007-12-28
			Original	Revised
Expiration Date:	2011-08-09
	2013-08-09
Strike Price:	$0.50
Share Price:		$0.72	$1.60	$1.60
Time to Expiration:		1,461	1,320	2,051
Volatility:		7.11%	7.57%	7.57%
Risk-free Rate of Return:		4.57%	3.18%	3.18%
Black-Scholes Call Value:		$0.30	$1.15	$1.18
Warrant Valuation:		$300,564.00	$1,142,757.00	$1,169,982.00

Agent Warrants		2007-08-09	2007-12-28
Expiration Date:	2013-12-28
Strike Price:	$0.60
Share Price:		$0.72	$1.60
Time to Expiration:		2,333	2,192
Volatility:		7.11%	7.57%
Risk-free Rate of Return:		4.57%	3.18%
Black-Scholes Call Value:		$0.26	$1.07
Warrant Valuation:		$194,325.00	$802,500.00

Note 9 – Conversion of Convertible Notes, F-29

11.
We have reviewed your response to our prior comment 27 in conjunction with the response to comment 12 and the disclosure provided in Note 16 on page 14 of the Form 10-Q/A for the interim period ended September 30, 2007 (filed May 27, 2008), noting you allocated the proceeds between the Series A Convertible Preferred Stock and the Series A, B and J warrants based on the their relative fair values in accordance with APB No. 14.  Please provide a detailed discussion of how you determined the fair value of the Series A Convertible Preferred Stock was $8,076,397 considering 5,608,564 shares were issued at $1 per share.  Please cite the specific authoritative literature used to support your accounting treatment.

Response:

According to Appendix E of FAS 123 R, fair value is defined as "the amount at which an asset (or liability) could be bought (or incurred) or sold (or settled) in a current transaction between willing parties, that is, other than in a forced or liquidation sale.”  The shares of Series A Convertible Preferred Stock are convertible into an aggregate of 11,217,128 shares of common stock.  On August 9, 2007, the share price was $0.72.  Therefore the fair value of the Series A Convertible Preferred Stock was 11,217,128 * 0.72 = $8,076,397.

12.
The fair value of the Series A and B Warrants disclosed in the overall allocation of the proceeds of the August 9 and December 28, 2007 financing presented in your response to our prior comment 12 appear to be inconsistent with the fair value disclosed on F-10 of amendment one to the Form S-1 filed on February 29, 2008.  Please clarify and revise.  In addition, please provide a detailed disclosure of all further assumptions utilized to determine the fair value of the warrants.

Response:

After reviewing the assumptions we used to determine the fair value of the placement agent warrants on February 29, 2008, we decided to change some of our assumptions.

The key assumptions we utilized are:

•	Volatility is based on implied volatility from the beginning to period end. Volatility on and prior to August 9 is assumed to be the same as the volatility as of September 30.
•	Risk-free Rate of Return based on the rate of treasury note with the same expiry term.
•	Black-Scholes Call Value is calculated using of the information from http://www.blobek.com/black-scholes.html
Series A Warrants		2007-08-09	2007-12-28	2007-12-28
			Original	Revised
Expiration Date:	2011-08-09
	2013-08-09
Strike Price:	$0.60
Share Price:		$0.72	$1.60	$1.60
Time to Expiration:		1,461	1,320	2,051
Volatility:		7.11%	7.57%	7.57%
Risk-free Rate of Return:		4.57%	3.18%	3.18%
Black-Scholes Call Value:		$0.22	$1.07	$1.10
Warrant Valuation:		$1,212,200.00	$5,858,050.00	$6,039,550.00

Series B Warrants		2007-08-09	2007-12-28	2007-12-28
			Original	Revised
Expiration Date:	2011-08-09
	2013-08-09
Strike Price:	$0.70
Share Price:		$0.72	$1.60	$1.60
Time to Expiration:		1,461	1,320	2,051
Volatility:		7.11%	7.57%	7.57%
Risk-free Rate of Return:		4.57%	3.18%	3.18%
Black-Scholes Call Value:		$0.14	$0.98	$1.01
Warrant Valuation:		$772,750.00	$5,368,000.00	$5,579,750.00

Series J Warrants		2007-08-09	2007-12-28	2007-12-28

Expiration Date:	2011-08-09
Strike Price:	$0.60
Share Price:		$0.72
Time to Expiration:		1,461
Volatility:		7.11%
Risk-free Rate of Return:		4.57%
Black-Scholes Call Value:		$0.22
Warrant Valuation:		$1,836,666.59

Series C Warrants		2007-08-09	2007-12-28	2007-12-28

Expiration Date:	2013-12-28
Strike Price:	$0.72
Share Price:				$1.60
Time to Expiration:				2,192
Volatility:				7.57%
Risk-free Rate of Return:				3.18%
Black-Scholes Call Value:				$1.01
Warrant Valuation:				$4,208,333.67

Series D Warrants		2007-08-09	2007-12-28	2007-12-28

Expiration Date:	2013-12-28
Strike Price:	$0.84
Share Price:				$1.60
Time to Expiration:				2,192
Volatility:				7.57%
Risk-free Rate of Return:				3.18%
Black-Scholes Call Value:				$0.91
Warrant Valuation:				$3,791,666.97

Accordingly we have revised our disclosures by adding Footnote 15 (please see Appendix A) and expanding Footnote 17 (please see Appendix B).

13.
It appears that the conversion feature of the Series A Convertible Preferred Stock is “in the money” at the commitment date and is therefore deemed to contain a beneficial conversion feature.  The beneficial conversion feature would be valued as the difference between the effective conversion price and the fair value of the common stock multiplied by the number of shares into which the preferred stock may be converted.  (The effective conversion price of the referred stock is computed by dividing the relative fair value allocated to the preferred stock by the number of shares the preferred stock is convertible into).  The beneficial conversion feature on the preferred stock should be treated as a dividend to preferred shareholders and because the preferred shares are convertible at the date of issuance it should be recognized immediately to retained earnings.  This charge to retained earnings it reported as a preferred stock dividend (reduction of earnings available to common shareholders) for earnings per share purposes.  Any costs of issuing the convertible security should be allocated between the convertible security and the warrants based on the costs of issuing each type of security on a stand alone basis.  Then, in determining the amount of the beneficial conversion feature the amount of issuance costs allocated to the convertible security should be deducted from the fair value of the common stock to which the holder of the convertible security is entitled.  Please refer to the guidance in EITF 98-5 and 00-27.  Please advise or revise.

Response:

According to EITF 98-5 and 00-27, we agree that the conversion feature of the Series A Convertible Preferred Stock is “in the money” at the commitment date and is therefore deemed to contain a beneficial conversion feature.

According to EITF 00-27, the effective conversion price based on the proceeds received for or allocated to the convertible instrument should be used to compute the intrinsic value, if any, of the embedded conversion option. An issuer should first allocate the proceeds received in a financing transaction that includes a convertible instrument to the convertible instrument and any other detachable instruments included in the exchange (such as detachable warrants) on a relative fair value basis. Then, the Issue 98-5 model should be applied to the amount allocated to the convertible instrument, and an effective conversion price should be calculated and used to measure the intrinsic value, if any, of the embedded conversion option.

On a relative fair value basis, we have allocated $3,529,388 and $1,670,048 to the Series A Convertible Preferred Stock and the warrants, respectively.  The effective conversion price is $0.315, the allocated proceeds of $3,529,388 divided by 11,217,128 (the number of shares to be received on conversion).  The intrinsic value of the conversion option therefore is $4,542,937 [(11,217,128 shares) × ($0.72 – $0.333)].  Because $4,542,937 is more than $3,529,338, the proceeds allocated to the A Convertible Preferred Stock, the intrinsic value of the conversion option is limited to $3,529,338.

At the date of issuance, we make the following entry for recording:

Preferred Stock Discount:                                                                3,529,388
APIC – beneficial conversion option                                                                                     3,529,388

We also make the following entry to amortize the preferred stock discount on the date of issuance because the preferred stock is not mandatorily redeemable and is immediately convertible into common stock:

Retained Earnings:                                                                           3,529,388
Preferred Stock Discount                                                                                                        3,529,388

The net result of the two entries is a reclassification of $3,529,388 from retained earnings to additional paid-in capital.  This amount is also a reduction to the net income available to the common shareholders in the numerator of the earning-per-share calculation in the first quarter of FY2008.

Accordingly we have adjusted our calculation of EPS and added a footnote explaining same: Note 16, Beneficial Conversion Feature of Series Preferred Shares, to the March 31, 2008 financial statements:

On August 7, 2007, the conversion feature of the Series A Convertible Preferred Stock is “in the money” and is therefore deemed to contain a beneficial conversion feature.

According to EITF 00-27, the effective conversion price based on the proceeds received for or allocated to the convertible instrument should be used to compute the intrinsic value, if any, of the embedded conversion option. An issuer should first allocate the proceeds received in a financing transaction that includes a convertible instrument to the convertible instrument and any other detachable instruments included in the exchange (such as detachable warrants) on a relative fair value basis. Then, the Issue 98-5 model should be applied to the amount allocated to the convertible instrument, and an effective conversion price should be calculated and used to measure the intrinsic value, if any, of the embedded conversion option.

On a relative fair value basis, we have allocated $3,529,388 and $1,670,048 to the Series A Convertible Preferred Shares and the warrants respectively.  The effective conversion price is $0.315, the allocated proceeds of $3,529,388 divided by 11,217,128 (the number of shares to be received on conversion).  The intrinsic value of the conversion option therefore is $4,542,937 [(11,217,128 shares) × ($0.72 – $0.333)].  Because $4,542,937 is more than 3,633,873, the proceeds allocated to the A Convertible Preferred Shares, the intrinsic value of the conversion option is limited to $3,633,873.

At the date of issuance, we make the following entry for recording:

Preferred Stock Discount:                                                                3,633,873
APIC – beneficial conversion option                                                                                     3,633,873

We also make the following entry to amortize the preferred stock discount on the date of issuance because the preferred stock is not mandatorily redeemable and is immediately convertible into common stock:

Retained Earnings:                                                                          3,633,873
Preferred Stock Discount                                                                                                        3,633,873

The net result of the two entries is a reclassification of $3,633,873 from retained earnings to additional paid-in capital.  This amount is also a reduction to the net income available to the common shareholders in the numerator of the earning-per-share calculation in the first quarter of FY2008.

Note 15 – Allocation of Proceeds from the Exercise of Series J Warrants, F-31

14.
We have reviewed your response to our prior comment 15 in conjunction with the response to comment 12 noting you allocated the proceeds between the Series B Convertible Preferred Stock and the Series C and D warrants based on their relative fair values in accordance with APB NO. 14.  Please provide a detailed discussion of how you determined the fair value of the Series B Convertible Preferred Stock was $13,333,333 considering 5,000,000 shares were issued at $1 per share.  Please site the specific authoritative literature utilized to support your accounting treatment.

Response:

According to Appendix E of FAS 123 R, fair value is defined as "the amount at which an asset (or liability) could be bought (or incurred) or sold (or settled) in a current transaction between willing parties, that is, other than in a forced or liquidation sale.”  Series B Convertible Preferred Stock is convertible into 8,333,333 shares of our common stock.  The share price on December 28, 2007 was $1.60.  Therefore the fair value of the Series B Convertible Preferred Stock was 8,333,333 * 1.60 = $13,333,333.

15.
It appears that the conversion feature of the Series B Convertible Preferred Stock is “in the money” at the commitment date and is therefore deemed to contain a beneficial conversion feature.  The beneficial conversion feature would be valued as the difference between the effective conversion price and the fair value of the commons tock multiplied by the number of shares into which the preferred stock may be converted.  (The effective conversion price of the preferred stock is computed by dividing the relative fair value allocated to the preferred stock by the number of shares the preferred stock is convertible into).  The beneficial conversion feature on the preferred stock should be treated as a dividend to preferred shareholders and because the preferred shares are convertible at the date of issuance it should be recognized immediately to retained earnings.  This charge to retained earnings is reported as a preferred stock dividend (reduction of earnings available to common shareholders) for earnings per share purposes.  Any costs of issuing the convertible security should be allocated between the convertible security and the warrants based on the costs of issuing each type of security on a stand alone basis.  Then, in determining the amount of the beneficial conversion feature the amount o f issuance costs allocated to the convertible security should be deducted from the fair value of eth commons tock to which the holder of the convertible security is entitled.  Please refer to the guidance in EITF 98-5 and 00-27.  Please advise or revise.

Response:

According to EITF 98-5 and 00-27, we agree that the conversion feature of the Series B Convertible Preferred Stock is “in the money” at the commitment date and is therefore deemed to contain a beneficial conversion feature.

According to EITF 00-27, the effective conversion price based on the proceeds received for or allocated to the convertible instrument should be used to compute the intrinsic value, if any, of the embedded conversion option. An issuer should first allocate the proceeds received in a financing transaction that includes a convertible instrument to the convertible instrument and any other detachable instruments included in the exchange (such as detachable warrants) on a relative fair value basis. Then, the Issue 98-5 model should be applied to the amount allocated to the convertible instrument, and an effective conversion price should be calculated and used to measure the intrinsic value, if any, of the embedded conversion option.

On a relative fair value basis, we have allocated $2,559,246 and $1,611,029 to the Series B Convertible Preferred Shares and the warrants respectively.  The effective conversion price is $0.307, the allocated proceeds of $2,559,246 divided by 8,333,333 (the number of shares to be received on conversion).

The intrinsic value of the conversion option therefore is $10,375,000 [(8,333,333 shares) × ($1.60 – $0.307)].  Because $10,775,000  is more than $2,559,246, the proceeds allocated to the A Convertible Preferred Shares, the intrinsic value of the conversion option is limited to $2,559,246.

At the date of issuance, we made the following entry for recording:

Preferred Stock Discount:                                                                2,559,246
APIC – beneficial conversion option                                                                                     2,559,246

We also made the following entry to amortize the preferred stock discount on the date of issuance because the preferred stock is not mandatorily redeemable and is immediately convertible into common stock:

Retained Earnings:                                                                2,559,246
Preferred Stock Discount                                                                           2,559,246

The net result of the two entries is a reclassification of $2,559,246 from retained earnings to additional paid-in capital.  This amount is also a reduction to the net income available to the common shareholders in the numerator of the earning-per-share calculation in the first quarter of FY2008.

Accordingly we have adjusted our calculation of EPS and added a footnote explaining same: Note 18, Beneficial Conversion Feature of Series B Preferred Shares, to the March 31, 2008 financial statements:

On December 28, 2007, the conversion feature of the Series B Convertible Preferred Stock is “in the money” and is therefore deemed to contain a beneficial conversion feature.

According to EITF 00-27, the effective conversion price based on the proceeds received for or allocated to the convertible instrument should be used to compute the intrinsic value, if any, of the embedded conversion option. An issuer should first allocate the proceeds received in a financing transaction that includes a convertible instrument to the convertible instrument and any other detachable instruments included in the exchange (such as detachable warrants) on a relative fair value basis. Then, the Issue 98-5 model should be applied to the amount allocated to the convertible instrument, and an effective conversion price should be calculated and used to measure the intrinsic value, if any, of the embedded conversion option.

On a relative fair value basis, we have allocated $2,559,246 and $1,611,029 to the Series B Convertible Preferred Shares and the warrants respectively.  The effective conversion price is $0.307, the allocated proceeds of $2,559,246 divided by 8,333,333 (the number of shares to be received on conversion).  The intrinsic value of the conversion option therefore is $10,375,000 [(8,333,333 shares) × ($1.60 – $0.307)].  Because $10,775,000  is more than $2,559,246, the proceeds allocated to the A Convertible Preferred Shares, the intrinsic value of the conversion option is limited to $2,559,246.

At the date of issuance, we make the following entry for recording:

Preferred Stock Discount:                                                                2,559,246
APIC – beneficial conversion option                                                                                     2,559,246

We also make the following entry to amortize the preferred stock discount on the date of issuance because the preferred stock is not mandatorily redeemable and is immediately convertible into common stock:

Retained Earnings:                                                                          2,559,246
Preferred Stock Discount                                                                                                         2,559,246

The net result of the two entries is a reclassification of $2,559,246  from retained earnings to additional paid-in capital.  This amount is also a reduction to the net income available to the common shareholders in the numerator of the earning-per-share calculation in the second quarter of FY2008.”

    In addition to the changes outlined above, we will make all related changes to our other filings as is necessary to conform the disclosure therein.

We understand that you may have additional comments and thank you for your attention to this matter.  Please feel free to contact the undersigned if you have any questions regarding the registration statement or this letter.

Very truly yours,
LESER HUNTER TAUBMAN & TAUBMAN

/s/  Louis Taubman
By: Louis Taubman,
Attorney at Law

cc: Mr. Wang, CEO

Appendix A
Note 15
Note 15, Allocation of Proceeds of Convertible Promissory Notes, to the March 31, 2008 financial statements:

As per SAB Topic 5.A, “specific incremental costs directly attributable to a proposed or actual offering of securities may properly be deferred and charged against the gross proceeds of the offering.”

As per SEC accounting and reporting manual on reverse merger, “costs of issuing equity securities are charged directly to equity as deduction of the fair value assigned to share issued”.

Accordingly, we believe the warrants issued to the placement agents are directly attributable to raising capital.  If we had not issued the warrants to the placement agent, we would have had to pay the same amount of cash as the fair value.  Therefore, we have deducted the fair value of the placement agent warrants $300,564 from the proceeds of Preferred Shares $5,500,000.  Furthermore, we allocated the remaining proceeds of $5,199,436 between investors warrants and Preferred Shares on a relative fair value basis.

The key assumptions we utilized for the calculation of warrants are:

•	Volatility is based on historical volatility from the beginning to period end. Volatility on and prior to August 9 are assumed to be the same as the volatility as of September 30.
•	Risk-free Rate of Return based on the rate of treasury note with the same expiry term.
•	Black-Scholes Call Value is calculated using the like of http://www.blobek.com/black-scholes.html

Agent Warrants		2007-08-09
Expiration Date:	2011-08-09
Strike Price:	$0.50
Share Price:		$0.72
Time to Expiration:		1,461
Volatility:		7.11%
Risk-free Rate of Return:		4.57%
Black-Scholes Call Value:		$0.30
Warrant Valuation:		$300,564.00

Series A Warrants		2007-08-09
Expiration Date:	2011-08-09
Strike Price:	$0.60
Share Price:		$0.72
Time to Expiration:		1,461
Volatility:		7.11%
Risk-free Rate of Return:		4.57%
Black-Scholes Call Value:		$0.22
Warrant Valuation:		$1,212,200.00
Series B Warrants		2007-08-09
Expiration Date:	2011-08-09
Strike Price:	$0.70
Share Price:		$0.72
Time to Expiration:		1,461
Volatility:		7.11%
Risk-free Rate of Return:		4.57%
Black-Scholes Call Value:		$0.14
Warrant Valuation:		$772,750.00

As the Series A Convertible Preferred Stock was in-the-money, the Company used the intrinsic value to calculate the fair value based on the conversion price. The total value of warrants and the value of Series A Preferred shares on the date of conversion were $3,821,617 and $8,076,397 respectively.  Therefore, the Company allocated $1,670,048 and $3,529,388 to warrants and preferred stocks respectively from the $5,199,436 remaining proceeds of Convertible Promissory Notes.

Valuation	2007-08-09
Proceeds of Series A Preferred Shares	5,500,000
Value of Placement Agent Warrants	300,564
Net proceeds after deduction of value and incremental value of placement agent warrants	5,199,436
Series A Warrants	1,212,200
Series B Warrants	772,750
Series J Warrants	1,836,667
Total value of investor warrants	3,821,617
Value of Series A Preferred Shares	8,076,397
Allocation of Warrants	1,670,048
Allocation of Series A Preferred Shares	3,529,388

Appendix B
Note 17

We added the following language to Note 17, Allocation of Proceeds From the Exercise of Series J Warrants, to the March 31, 2008 financial statements:

“In connection with the exercise of the Series J Warrants, we extended the term of our Series A Warrants and Series B Warrants from four years to six years, so that such warrants shall now expire on August 9, 2013.

As per SAB Topic 5.A, “specific incremental costs directly attributable to a proposed or actual offering of securities may properly be deferred and charged against the gross proceeds of the offering.”

As per SEC accounting and reporting manual on reverse merger, “costs of issuing equity securities are charged directly to equity as deduction of the fair value assigned to share issued”.

Accordingly, we believe the warrants issued to the placement agents are directly attributable to raising capital.  If we had not issued the warrants to the placement agent, we would have had to pay the same amount of cash as the fair value.  Therefore, we have deducted the fair value of the placement agent warrants $802,500 and incremental value of the original placement agent warrants $27,225 from the proceeds of Preferred Shares $5,000,000.

The key assumptions we utilized for the calculation of warrants are:

•	Volatility is based on historical volatility from the beginning to period end. Volatility on and prior to August 9 are assumed to be the same as the volatility as of September 30.
•	Risk-free Rate of Return based on the rate of treasury note with the same expiry term.
•	Black-Scholes Call Value is calculated using the like of http://www.blobek.com/black-scholes.html

Agent Warrants		2007-08-09	2007-12-28	2007-12-28
			Original	Revised
Expiration Date:	2011-08-09
	2013-08-09
Strike Price:	$0.50
Share Price:		$0.72	$1.60	$1.60
Time to Expiration:		1,461	1,320	2,051
Volatility:		7.11%	7.57%	7.57%
Risk-free Rate of Return:		4.57%	3.18%	3.18%
Black-Scholes Call Value:		$0.30	$1.15	$1.18
Warrant Valuation:		$300,564.00	$1,142,757.00	$1,169,982.00

Agent Warrants		2007-08-09	2007-12-28
Expiration Date:	2013-12-28
Strike Price:	$0.60
Share Price:		$0.72	$1.60
Time to Expiration:		2,333	2,192
Volatility:		7.11%	7.57%
Risk-free Rate of Return:		4.57%	3.18%
Black-Scholes Call Value:		$0.26	$1.07
Warrant Valuation:		$194,325.00	$802,500.00

Furthermore, we allocated the remaining proceeds of $4,170,275 between investors warrants and Preferred Shares on a relative fair value basis.  The total value of investors warrants including incremental value of the original investors warrants and the value of Series B Preferred shares were $8,393,251 and $13,333,333 respectively.  Therefore, the Company allocated $1,611,029 and $2,559,246 to the investors warrants and preferred stocks respectively from the $4,170,275 remaining proceeds of J warrants exercise.

Valuation	2007-12-28
Proceeds of Series B Preferred Shares	5,000,000
Value of Placement Agent Warrants	802,500
Incremental value of original Placement Agent Warrants	27,225
Net proceeds after deduction of value and incremental value of placement agent warrants	4,170,275
Series C Warrants	4,208,334
Series D Warrants	3,791,667
Incremental value of Series A Warrants	181,500
Incremental value of Series B Warrants	211,750
Total value of investor warrants and incremental value of investors warrants	8,393,251
Value of Series B Preferred Shares	13,333,333
Allocation of Warrants	1,611,029
Allocation of Series B Preferred Shares	2,559,246

The increment value of Series A Warrants and Series B warrants were $181,550 and $211,750 respectively.

Series A Warrants		2007-08-09	2007-12-28	2007-12-28
			Original	Revised
Expiration Date:	2011-08-09
	2013-08-09
Strike Price:	$0.60
Share Price:		$0.72	$1.60	$1.60
Time to Expiration:		1,461	1,320	2,051
Volatility:		7.11%	7.57%	7.57%
Risk-free Rate of Return:		4.57%	3.18%	3.18%
Black-Scholes Call Value:		$0.22	$1.07	$1.10
Warrant Valuation:		$1,212,200.00	$5,858,050.00	$6,039,550.00

Series B Warrants		2007-08-09	2007-12-28	2007-12-28
			Original	Revised
Expiration Date:	2011-08-09
	2013-08-09
Strike Price:	$0.70
Share Price:		$0.72	$1.60	$1.60
Time to Expiration:		1,461	1,320	2,051
Volatility:		7.11%	7.57%	7.57%
Risk-free Rate of Return:		4.57%	3.18%	3.18%
Black-Scholes Call Value:		$0.14	$0.98	$1.01
Warrant Valuation:		$772,750.00	$5,368,000.00	$5,579,750.00